EXHIBIT 99.4

Report of Management on Internal Control and
Compliance with Specified Servicing Requirements

The management of Fleet National Bank (the “Company”), a wholly-owned subsidiary of Bank of America Corporation, is responsible for establishing and maintaining an effective system of internal control over administration and servicing of accounts in compliance with the Sale and Servicing Agreement dated April 15, 2003 (the “Agreement”), among Fleet Home Equity Loan Trust 2003-1 (the “Trust”), the Company, as Seller and Servicer, Fleet Home Equity Loan, LLC, as Depositor, and U.S. Bank National Association, as Indenture Trustee on behalf of the Class A Noteholders. The system contains monitoring mechanisms, with actions taken to correct identified deficiencies. Even an effective internal control system, no matter how well designed, has inherent limitations, including the possibility of human error and the circumvention or overriding of controls, and therefore, can provide only reasonable assurance with respect to administration and servicing of accounts in compliance with the Agreement. Further, because of changes in conditions, the effectiveness of an internal control system may vary over time.

In addition, the management of the Company is responsible for complying with Sections 3.01, 3.02(a-e), 3.03(iv), 3.03(vi), 3.04, 3.05, 3.07, 3.09, 5.01(a), 5.03 (except for subsections a, b and c), 5.05, and 5.06(a), except for references from such sections to a section (and references therefrom) not specifically delineated therein (the “Specified Servicing Requirements”), of the Agreement, during the fiscal year ended March 31, 2005.

Management has assessed its internal control system over administration and servicing of accounts in compliance with the Agreement during the fiscal year ended March 31, 2005. This assessment was based on criteria for effective internal control described in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, insofar as such criteria related to administration and servicing of accounts in compliance with the Agreement. Based on this assessment, management believes that the Company maintained an effective system of internal control over administration and servicing of accounts in compliance with the Agreement as of March 31, 2005.

Management has also performed an evaluation of the Company’s compliance with the Specified Servicing Requirements and based on this evaluation, management believes that the Company has complied with the Specified Servicing Requirements during the fiscal year ended March 31, 2005.

May 30, 2005

/s/Paul R. Bradford
Paul R. Bradford
Senior Vice President
Fleet National Bank

/s/Gretchen Hefner
Gretchen Hefner
Senior Vice President
Fleet National Bank